FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ P J CESCAU By P J CESCAU DIRECTOR

/S/ J A LAWRENCE By J A LAWRENCE DIRECTOR

Date: 30, July 2008
                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 30 July 2008

                                              UNILEVER TO CLOSE LAWRY'S DEAL WITH MCCORMICK

Exhibit 99

UNILEVER TO CLOSE LAWRY'S DEAL WITH MCCORMICK

Unilever today announced that it expects to complete the previously announced sale of its Lawry's and Adolph's branded seasoning blends and marinades business to McCormick & Company, Inc., on or about the 31st July, 2008. This follows the granting to McCormick's of approval by the Federal Trade Commission to proceed with the purchase. The transaction, which was announced on 14th November, 2007, is for a consideration of $604 million in cash.

-ends-
30th July, 2008

For further information, please contact:

Unilever Media Relations
Unilever US:                                            Anita Larsen                                   +1 201 894 7760
Unilever London:                                      Trevor Gorin                                 + 44 20 7822 6010
Unilever Rotterdam:                                 Gerbert van Genderen-Stort             + 31 10 217 4844

Unilever Investor Relations
Unilever London:                                                                                         +44 207 822 6830

Unilever Safe Harbour:
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Knorr, Lipton, Hellmann's, Flora, Breyer's, Dove, Lux, Pond's, Degree, Axe, Suave, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of over €40 billion in 2007. For more information about Unilever and its brands, please visit
www.unilever.com
.